FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of August 2011

Gilat Satellite Networks Ltd.

(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated August 10, 2011, announcing Registrant’s financial results for the second quarter ended June 30, 2011, and it selection to deliver an on-the-move satellite communication (SOTM) solution.

This report on Form 6-K is being incorporated by reference into the Registration Statement on Form F-3 (Registration No. 333-160683) and the Registration Statements on Form S-8 (Registration Nos. 333- 158476, 333-96630, 333-132649, 333-123410, 333-113932, 333-08826, 333-10092, 333-12466 and 333-12988).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated August 10, 2011	By:	/s/ Joann R. Blasberg
Joann R. Blasberg
Corporate Secretary

Press Release	Gilat Satellite Networks Ltd. 21 Yegia Kapayim St., Kiryat Arye Petah Tikva 49130, Israel Tel: (972) 3 925-2000 Fax: (972) 3 925-2222 www.gilat.com

Gilat Announces Second Quarter 2011 Results

Petah Tikva, Israel – August 10, 2011 – Gilat Satellite Networks Ltd. (NASDAQ: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its results for the quarter ending June 30, 2011.

Revenues for the second quarter of 2011 were $81.7 million, compared to $51.8 million in the second quarter of 2010, up 58%. Operating income for the second quarter of 2011 was $0.2 million compared to an operating loss of $1.4 million in the second quarter of 2010. Net income for the second quarter of 2011 was $0.9 million, or $0.02 per diluted share, compared to a net loss of $1.3 million, or a net loss of $0.03 per diluted share, in the comparable period in 2010.

On a Non-GAAP basis, operating income for the period was $2.7 million compared to an operating loss of $1.0 million in the second quarter of 2010. Non-GAAP net income for the period was $2.6 million or $0.06 per diluted share, compared to a net loss of $0.9 million or a net loss of $0.02 per diluted share in the comparable period in 2010.

Gross margins for the second quarter of 2011 were 36% compared to 33% in the comparable period in 2010, and EBITDA for the second quarter reached $6.6 million compared with $2.2 million in the second quarter last year.

Revenues for the six month period ended June 30, 2011 were $161.7 million compared to $108.9 million in the comparable period of 2010. Net income for the six month period in 2011 was $1.4 million, or $0.03 per diluted share, compared to a net loss of $0.7 million, or $0.02 per diluted share, in the same period of 2010.

“Gilat ended the second quarter with strong earnings growth and improvement in all financial indicators compared to the second quarter of last year,” said Amiram Levinberg, Gilat’s Chief Executive Officer and Chairman of the Board.  "The quarter was highlighted by several key customer wins, notably our partnership with Optus for the Australian NBN Interim Satellite solution utilizing multi-spot beam capacity, and more recently, our strategic win for SES Ka-band consumer network. Both awards represent an important vote of confidence in Gilat and open the door to future opportunities in one of the industry's largest growth engines."

The company also announced today that it has been selected to deliver an on-the-move satellite communications (SOTM) solution as part of a security initiative aimed at combating internal and border threats. As part of the initiative, valued at over $10 million, Raysat Antenna Systems will provide equipment and services, including over 100 StealthRay Satellite-on-the-Move (SOTM) antennas.

Resources:
Second Quarter 2011 Financial Statements

Recent Announcements:
-
August 2011 - Gilat announced that it has signed an agreement for the delivery of network equipment and Ka-band end-user terminals for SES satellite-based Internet service ASTRA2Connect. The use of Gilat's Ka-band platform will allow SES to deliver significantly faster Internet and VoIP services to customers. Currently serving over 80,000 ASTRA2Connect end-users, SES operates the largest satellite-based broadband network in Europe today. The project, including deals with SES and nominees, can reach a value of up to $70 million over the next five years. Read

-
July 2011 - Gilat was selected by Russian Yakutia Ministry of Finance to provide a full turnkey SkyEdge II broadband satellite network to serve new Ministry of Finance locations across Sakha (Yakutia) Republic, one of Russia's largest Federal Districts. Gilat will implement the turn-key SkyEdge II network in cooperation with GBU "CIBP", the local operator and service provider of the Yakutia Ministry of Finance. Read

-
July 211 - Gilat announced that it has been selected by Synterra, Russia's national communications carrier, to provide satellite communications equipment for the extension of a broadband network throughout Siberia and the Russian Far East. The network is set to support the operator's USO goals in the region, providing residents of remote communities with essential connectivity to broadband internet and telephony services. Read

-
June 2011 - Gilat announced that it has been selected by Spanish satellite operator HISPASAT, to provide a new broadband satellite IP network based on Gilat's advanced SkyEdge II System. The network will enable the deployment of a broadband program as mandated by the Spanish government, and is planned to provide thousands of consumers across Spain with broadband Internet services. Read

-
June 2011 - Gilat announced that it has been selected by one of Russia's largest telecom operators to expand network reach of data and telephony services in one of the nation’s largest remote regions. The network includes Gilat's NetEdge gateway solution which makes it possible to connect remote telephone exchange trunks within the region in a single hop. Read

-
May 2011 - Gilat announced that it has been selected by Optus to provide a SkyEdge II VSAT network, installation, operation and maintenance for the Australian Government's National Broadband Network Company's (NBN Co) Interim Satellite Service. The contract represents a potential value of $120 million over a five year period. Read

-
April 2011 - The Company’s subsidiary Spacenet announced that it has acquired CICAT Networks, a US-based provider of broadband network solutions. The acquisition will allow Spacenet to increase its addressable market and offer an expanded range of Managed Network Services to customers. Read

-
April 2011 - Gilat announced that it has been selected by Telecom Namibia to provide a SkyEdge II network to serve hundreds of locations throughout Namibia. The new, IP oriented and higher capacity network will replace legacy equipment and enable the connection of new sites to broadband services. Read Trade Release

Conference Call and Webcast Details:

Gilat management will host a conference call today at 13:30 GMT / 9:30 EDT / 16:30 Israel Local Time to discuss the results. International participants are invited to access the call at (972) 3-918-0610, and US-based participants are invited to access the call by dialing (888) 407-2553.

The results presentation may be accessed prior to the conference call via Webcast through the Company's website at www.gilat.com.

A replay of the conference call will be available beginning at approximately 16:00 GMT/12:00 EDT today, until 16:00 GMT/12:00 EDT August 12, 2011.  International participants are invited to access the replay at (972) 3-925-5901, and US-based participants are invited to access the replay by dialing (888) 295-2634. A replay of the call may also be accessed as a webcast via Gilat’s website at www.gilat.com and will be archived for 30 days.

Notes:

(1) The attached summary financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). The attached summary financial statements are unaudited. To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents Gilat's EBITDA before the impact of non-cash share-based payment charges, depreciation and amortization and other costs related to acquisition transactions. Non-GAAP presentations of net income, EBITDA and earnings per share are provided to enhance the understanding of the Company's historical financial performance and comparability between periods.

(2) Operating income before depreciation, amortization, non cash stock option expenses as per SFAS 123(R) and other costs related to acquisition transactions ('EBITDA') is presented because it is a measure commonly used and is presented solely in order to improve the understanding of the Company's operating results and to provide further perspective on these results. EBITDA, however, should not be considered as an alternative to operating income or net income for the period as an indicator of the operating performance of the Company.

Similarly, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Reconciliation between the Company's Operating income and EBIDTA is presented in the attached summary financial statements.

About Gilat Satellite Networks Ltd.:
Gilat is a leading provider of products and professional services for satellite-based broadband communication networks worldwide. Gilat was founded in 1987 and has shipped over 750,000 VSATs (Very Small Aperture Terminals) to more than 85 countries across six continents. Gilat's headquarters are located in Petah Tikva, Israel, and the Company has 22 sales and service offices worldwide. Gilat develops and markets an expansive range of broadband satellite solutions including high-performance VSATs under the SkyEdgeTM and SkyEdge II brands, low-profile antennas for communications-on-the-move, under the RaySat Antenna Systems and the StealthRayTM brands, and next generation solid-state power amplifiers for mission-critical defense and broadcast satellite communications systems under the Wavestream brand. Gilat's wholly-owned subsidiary, Spacenet Inc., is a leading provider of managed services in North America to the business and government segments. Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Media Contact:
Karen Mazor
Gilat Satellite Networks
(972) 54 228 8039
karenm@gilat.com

Investor Contact:
Rob Fink, KCSA
Rfink@kcsa.com
1 (212) 896 1206

Chi-Chi Millaway,KCSA
Cmillaway@kcsa.com
1 (212) 896 1269

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
US dollars in thousands

	June 30,	December 31,
	2011	2010
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	46,114	57,238
Short-term restricted cash	4,489	3,839
Restricted cash held by trustees	-	1,004
Trade receivables, net	53,086	51,994
Inventories	29,679	29,612
Other current assets	27,475	22,973
Total current assets	160,843	166,660

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term restricted cash	2,110	4,583
Severance pay fund	10,960	10,572
Long-term trade receivables, receivables in respect of capital
leases and other receivables	19,030	6,538
Total long-term investments and receivables	32,100	21,693

PROPERTY AND EQUIPMENT, NET	100,973	103,490

INTANGIBLE ASSETS AND DEFERRED CHARGES, NET	54,143	57,453

GOODWILL	107,536	106,082

TOTAL ASSETS	455,595	455,378

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
US dollars in thousands

	June 30,	December 31,
	2011	2010
	Unaudited

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank credit	1,854	2,129
Current maturities of long-term loans and convertible notes	5,456	2,186
Trade payables	18,082	18,267
Accrued expenses	24,289	24,591
Short-term advances from customer, held by trustees	-	1,004
Other current liabilities	40,119	39,675

Total current liabilities	89,800	87,852

LONG-TERM LIABILITIES:
Accrued severance pay	10,774	10,579
Long-term loans, net	41,204	45,202
Accrued interest related to restructured debt	288	575
Convertible subordinated notes	14,374	14,379
Other long-term liabilities	32,737	32,678

Total long-term liabilities	99,377	103,413

COMMITMENTS AND CONTINGENCIES

EQUITY:
Share capital - ordinary shares of NIS 0.2 par value	1,869	1,855
Additional paid in capital	866,145	865,080
Accumulated other comprehensive income	621	774
Accumulated deficit	(602,217)	(603,596)

Total equity	266,418	264,113

TOTAL LIABILITIES AND EQUITY	455,595	455,378

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except per share data)

	Three months ended			Three months ended
	30 June 2011			30 June 2010
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	81,708	-	81,708	51,791	-	51,791
Cost of revenues	52,288	(1,726)	50,562	34,938	(67)	34,871
Gross profit	29,420	1,726	31,146	16,853	67	16,920
	36%		38%	33%		33%
Research and development expenses:
Expenses incurred	8,859	(58)	8,801	4,749	(43)	4,706
Less - grants	1,264	-	1,264	1,270	-	1,270
	7,595	(58)	7,537	3,479	(43)	3,436
Selling, marketing, general and administrative expenses	21,570	(667)	20,903	14,783	(292)	14,491
Costs related to acquisition transactions	100	(100)	-	-	-	-
Operating income (loss)	155	2,551	2,706	(1,409)	402	(1,007)
Financial expenses, net	(61)	-	(61)	(59)	-	(59)
Other income	877	(877)	-	-	-	-
Income (loss) before taxes on income	971	1,674	2,645	(1,468)	402	(1,066)
Taxes on income (tax benefit)	32	-	32	(135)	-	(135)
Net income (loss)	939	1,674	2,613	(1,333)	402	(931)

Basic net earnings (loss) per share	0.02		0.06	(0.03)		(0.02)
Diluted net earnings (loss) per share	0.02		0.06	(0.03)		(0.02)

Weighted average number of shares used in
computing net earnings (loss) per share
Basic	40,869		40,869	40,403		40,403
Diluted	42,091		42,931	40,403		40,403

(1)
Adjustments reflect the effect of non-cash stock options expenses as per SFAS123R, costs related to acquisition transactions, amortization of intangible assets related to acquisition transactions and other income.

	Three months ended	Three months ended
	30 June 2011	30 June 2010
Non-cash stock-based compensation expenses:
Cost of Revenues	74	67
Research and development	58	43
Selling, general, marketing and administrative	413	292
	545	402

Amortization of intangible assets related to acquisition transactions:
Cost of Revenues	1,652	-
Selling, general, marketing and administrative	254	-
	1,906	-

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except per share data)

	Six months ended 30 June 2011			Six months ended 30 June 2010
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	161,735	-	161,735	108,903	-	108,903
Cost of revenues	103,255	(3,986)	99,269	72,413	(134)	72,279
Gross profit	58,480	3,986	62,466	36,490	134	36,624
	36%		39%	34%		34%
Research and development expenses:
Expenses incurred	17,726	(113)	17,613	9,472	(78)	9,394
Less - grants	1,735	-	1,735	1,485	-	1,485
	15,991	(113)	15,878	7,987	(78)	7,909
Selling, marketing, general and administrative expenses	41,299	(1,277)	40,022	29,856	(522)	29,334
Costs related to acquisition transactions	256	(256)	-	-	-	-
Operating income (loss)	934	5,632	6,566	(1,353)	734	(619)
Financial income (expenses), net	(737)	-	(737)	10	-	10
Other income	1,826	(1,826)	-	-	-	-
Income (loss) before taxes on income	2,023	3,806	5,829	(1,343)	734	(609)
Taxes on income (tax benefit)	644	-	644	(652)	-	(652)
Net income (loss)	1,379	3,806	5,185	(691)	734	43

Basic net earnings (loss) per share	0.03		0.13	(0.02)		0.00
Diluted net earnings (loss) per share	0.03		0.12	(0.02)		0.00

Weighted average number of shares used in
computing net earnings (loss) per share
Basic	40,807		40,807	40,356		40,356
Diluted	42,114		42,972	40,356		42,703

(1)
Adjustments reflect the effect of non-cash stock options expenses as per SFAS123R, costs related toacquisition transactions, amortization of intangible assets related to acquisition transactions and other income.

	Six months ended	Six months ended
	30 June 2011	30 June 2010
Non-cash stock-based compensation expenses:
Cost of Revenues	154	134
Research and development	113	78
Selling, general, marketing and administrative	789	522
	1,056	734

Amortization of intangible assets related to acquisition transactions:
Cost of Revenues	3,832	-
Selling, general, marketing and administrative	488	-
	4,320	-

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)

	Six months ended June 30,		Three months ended June 30,
	2011	2010	2011	2010
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	161,735	108,903	81,708	51,791
Cost of revenues	103,255	72,413	52,288	34,938
Gross profit	58,480	36,490	29,420	16,853
Research and development expenses:
Expenses incurred	17,726	9,472	8,859	4,749
Less - grants	1,735	1,485	1,264	1,270
	15,991	7,987	7,595	3,479
Selling, marketing, general and administrative expenses	41,299	29,856	21,570	14,783
Costs related to acquisition transactions	256	-	100	-
Operating income (loss)	934	(1,353)	155	(1,409)
Financial income (expenses), net	(737)	10	(61)	(59)
Other income	1,826	-	877	-
Income (loss) before taxes on income	2,023	(1,343)	971	(1,468)
Taxes on income (tax benefit)	644	(652)	32	(135)
Net income (loss)	1,379	(691)	939	(1,333)

Basic net earnings (loss) per share	0.03	(0.02)	0.02	(0.03)
Diluted net earnings (loss) per share	0.03	(0.02)	0.02	(0.03)

Weighted average number of shares used in
computing net earnings (loss) per share
Basic	40,807	40,356	40,869	40,403
Diluted	42,114	40,356	42,091	40,403

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

	Six months ended June 30,		Three months ended June 30,
	2011	2010	2011	2010
	Unaudited	Unaudited	Unaudited	Unaudited

Cash flows from operating activities:
Net income (loss)	1,379	(691)	939	(1,333)
Adjustments required to reconcile net income
to net cash used in operating activities:
Depreciation and amortization	12,369	6,218	5,797	3,205
Stock-based compensation related to employees	1,056	734	545	402
Accrued severance pay, net	(193)	241	(130)	127
Accrued interest and exchange rate differences on
short and long-term restricted cash, net	(28)	19	(8)	168
Accrued interest and exchange rate differences on
marketable securities and short term bank deposits, net	-	110	-	171
Exchange rate differences on long-term loans	522	(915)	120	(495)
Exchange rate differences on loans to employees	-	1	-	1
Capital loss from disposal of property and equipment	69	245	44	238
Deferred income taxes	370	6	(85)	(5)
Decrease (increase) in trade receivables, net	19	1,602	(806)	10,384
Increase in other assets (including short-term, long-term
and deferred charges)	(18,923)	(2,143)	(6,706)	(2,356)
Decrease (increase) in inventories	(986)	(871)	183	1,036
Increase (decrease) in trade payables	(424)	92	(1,294)	1,106
Decrease in accrued expenses	(1,022)	(626)	(1,334)	(1,827)
Increase (decrease) in advances from customer, held
by trustees, net	(1,004)	4,532	-	5,813
Increase (decrease) in other accounts payable and other long term liabilities	(1,562)	(274)	(3,903)	1,303

Net cash provided by (used in) operating activities	(8,358)	8,280	(6,638)	17,938

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

	Six months ended June 30,		Three months ended June 30,
	2011	2010	2011	2010
	Unaudited	Unaudited	Unaudited	Unaudited
Cash flows from investing activities:
Purchase of property and equipment	(3,892)	(3,725)	(2,016)	(2,732)
Investment in bank deposits	-	(30,693)	-	-
Proceeds from bank deposits	-	39,877	-	31,924
Purchase of available-for-sale marketable securities	-	(4,804)	-	-
Loans to employees, net	(11)	1	(1)	2
Investment in restricted cash held by trustees	-	(11,110)	-	(9,706)
Proceeds from restricted cash held by trustees	1,016	6,555	-	3,768
Investment in restricted cash (including long-term)	(12,142)	(421)	(1,066)	(34)
Proceeds from restricted cash (including long-term)	14,091	1,332	7,223	1,262
Proceeds from working capital adjustment to subsidiary purchase price	1,465	-	1,465	-
Acquisitions of subsidiaries, net of cash acquired	(1,867)	-	(1,867)	-
Purchase of intangible asset	(21)	-	(8)	-
Net cash provided by (used in) investing activities	(1,361)	(2,988)	3,730	24,484

Cash flows from financing activities:
Repayment of convertible notes	(394)	(420)	(394)	(420)
Issuance of restricted stock units and exercise of stock options	14	10	8	5
Short-term bank credit, net	(275)	-	667	-
Repayment of long-term loans	(852)	(166)	(578)	(79)
Net cash used in financing activities	(1,507)	(576)	(297)	(494)

Effect of exchange rate changes on cash and cash equivalents	102	(79)	70	(20)

Increase (decrease) in cash and cash equivalents	(11,124)	4,637	(3,135)	41,908

Cash and cash equivalents at the beginning of the period	57,238	122,672	49,249	85,401

Cash and cash equivalents at the end of the period	46,114	127,309	46,114	127,309

GILAT SATELLITE NETWORKS LTD.
CONDENSED EBITDA
US dollars in thousands

	Six months ended June 30,		Three months ended June 30,
	2011	2010	2011	2010
	Unaudited	Unaudited	Unaudited	Unaudited

Operating income (loss)	934	(1,353)	155	(1,409)
Add:
Non-cash stock-based compensation expenses	1,056	734	545	402
Costs related to acquisition transactions	256	-	100	-
Deprecation and amortization	12,369	6,218	5,797	3,205
EBITDA	14,615	5,599	6,597	2,198